July 3, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Post-Effective Amendments to the Registration Statements on Form N-2 for
PNC Alternative Strategies TEDI Fund LLC (Securities Act File No. 333-128726;
Investment Company Act File No. 811-21817)

Pursuant to Rule 477 under the Securities Act of 1933, as amended, PNC Alternative Strategies TEDI Fund LLC hereby requests that the amended registration statement filed on July 1, 2008 on Form N-2 be withdrawn. The filing was inadvertently made on the wrong form type, and is being refiled as Form POS-8C.

Thank you for your consideration of this matter. Please contact Jennifer E. Vollmer at (215) 585-5082 or S. Elliott Cohan at (212) 715-9512 with any questions or comments you may have regarding the Amendments.

Very truly yours, PNC Alternative Strategies TEDI Fund LLC

By:	/s/ Jennifer E. Vollmer
Jennifer E. Vollmer Secretary
cc:	S. Elliot Cohan, Esq.
Kramer Levin Naftalis & Frankel LLP